FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Dean, David M.	2. Issuer Name and Ticker or Trading Symbol Crescent Real Estate Equities Company (CEI)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Executive Vice President, Law and Administration and Secretary

(Last) (First) (Middle) 777 Main Street Suite 2100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Shares	10/24/02		G(1)	238	D			D
Common Shares	11/12/02		G(1)	229	D		150,070	D
Common Shares	NA						33,892	I	By Spouse(2)
Common Shares	NA						4,148	I	By 401(k) Plan(3)
Common Shares	NA						4,884	I	By Spouse's 401(k) Plan(2)(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right to Buy)	$35.02 ($17.51)	02/19/02		A	125,000		(4)	02/18/12	Units (Common Shares)	125,000 (250,000)	NA	125,000	D
Stock Option (Right to Buy)	$15.8125	NA					(5)	11/04/09	Common Shares		NA	144,000	D
Stock Option (Right to Buy)	$35.25	NA					(6)	03/08/08	Common Shares		NA	40,000	D
Stock Option (Right to Buy)	$31.1250	NA					(7)	06/11/08	Common Shares		NA	39,750	D
Stock Option (Right to Buy)	$17.51	02/19/02		A	20,000		(8)	02/18/12	Common Shares	20,000	NA	20,000	I	By Spouse(2)
Stock Option (Right to Buy)	$15.8125	NA					(9)	11/04/09	Common Shares		NA	36,000	I	By Spouse(2)
Stock Option (Right to Buy)	$27.8125	NA					(10)	03/02/07	Common Shares		NA	5,000	I	By Spouse(2)
Stock Option (Right to Buy)	$27.00	NA					(11)	06/08/07	Common Shares		NA	6,000	I	By Spouse(2)
Stock Option (Right to Buy)	$35.25	NA					(12)	03/08/08	Common Shares		NA	15,000	I	By Spouse(2)

Explanation of Responses:

(1) Contributed to Crescent Scholarship Fund, a Texas nonprofit corporation; Reporting Person has no pecuniary interest in securities held by that entity.
(2) Reporting Person acquired beneficial ownership of these securities as result of his marriage to their owner on April 8, 2000. Reporting Person disclaims beneficial ownership of all securities held by his spouse; this report shall not be deemed an admission that Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Information based on most recent available plan statement of Crescent Real Estate Equities, Ltd. 401(k) Plan.
(4) Represents an option to purchase 125,000 Units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Operating Partnership") at exercise price of $35.02 per Unit, granted in a transaction exempt under Rule 16b-3. A Unit of limited partnership of the Operating Partnership is exchangeable for two common shares of Issuer, subject to normal antidilution adjustments, or cash equivalent to market value of two common shares of Issuer, at the discretion of Issuer and, accordingly, shown parenthetically in Columns 2 and 7 are per share equivalents. Option becomes exercisable in 20% increments on the first, second, third, fourth and fifth anniversary dates of the grant.
(5) Option granted under Issuer's Second Amended and Restated 1995 Stock Incentive Plan on November 5, 1999, for 240,000 shares; option becomes exercisable with respect to 20% of the shares annually, beginning on November 5, 2000, the first anniversary of the grant.
(6) Option granted under Issuer's Second Amended and Restated 1995 Stock Incentive Plan on March 9, 1998, for 80,000 shares; option becomes exercisable with respect to 20% shares annually, beginning on March 9, 1999, the first anniversary date of grant. As previously reported, portion of stock option.
(7) Option granted under Issuer's Second Amended and Restated 1995 Stock Incentive Plan on June 12, 1998, for 79,500 shares; option becomes exercisable with respect to 20% shares annually, beginning on June 12, 1999, the first anniversary date of grant. As previously reported, portion of stock option transferred.
(8) Option granted under Issuer's Third Amended and Restated 1995 Stock Incentive Plan. Option becomes exercisable in 20% increments on the first, second, third, fourth, and fifth anniversary dates of the grant.
(9) Grant on 11/05/99 pursuant to Issuer's Second Amended and Restated 1995 Stock Incentive Plan. Option becomes exercisable in 20% increments on the first, second, third, fourth, and fifth anniversary dates of the grant.
(10) Grant on 03/03/97 pursuant to Issuer's First Amended and Restated 1995 Stock Incentive Plan. Option becomes exercisable in 20% increments on the first, second, third, fourth, and fifth anniversary dates of the grant.
(11) Grant on 06/09/97 pursuant to Issuer's Second Amended and Restated 1995 Stock Incentive Plan. Option becomes exercisable in 20% increments on the first, second, third, fourth, and fifth anniversary dates of the grant.
(12) Grant on 03/09/98 pursuant to Issuer's Second Amended and Restated 1995 Stock Incentive Plan. Option becomes exercisable in 20% increments on the first, second, third, fourth, and fifth anniversary dates of the grant.

By: /s/ David M. Dean **Signature of Reporting Person	02/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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